MetroConnect Inc.

300 S. Harbor Blvd., Suite 500,
Anaheim, California 92805

Phone: (714) 765-0010

March 11, 2009

Celeste M. Murphy
Legal Branch Chief
DIVISION OF CORPORATION FINANCE – Mail Stop 3720
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F STREET, NE
WASHINGTON, D.C. 20549-6010

Re:	MetroConnect Inc. Preliminary Information Statement on Schedule 14C Filed February 27, 2009 File No. 0-53131

Dear Ms. Murphy:

On behalf of MetroConnect, Inc. (the “Company”), I am responding to the comments, contained in your letter dated February 20, 2009, which are set forth verbatim below.

 “1.  It appears that the amendments to your certificate of incorporation are necessary to complete your obligations pursuant to the Securities Exchange Agreement dated September 30, 2008.  Therefore, please revise your preliminary information statement to provide the disclosure required by Schedule 14C regarding the securities exchange, including the disclosure under Item 12 of Schedule 14A.  See Note A to Schedule 14A  Alternatively, explain why such disclosure would not be required in this information statement.”

As your comment requested, we have revised our preliminary information statement to include the following disclosure on pages 8 through 10:

CANCELLATION OF OUR DEBT IN EXCHANGE FOR
OUR SERIES A PREFERRED STOCK

We issued shares of our Series A Preferred Stock to holders of our indebtedness and payables who surrendered the indebtedness and payables for cancellation.

Securities Exchange Agreement

The exchange was made under the terms of the Securities Exchange Agreement dated September 17, 2008, as amended September 30, 2008, that was entered into among us and the holders of that indebtedness and those payables.  We filed the Securities Exchange Agreement on October 6, 2008 as Exhibit 10.9 to our Form 8-K.

MetroConnect Inc.	- 2 -	March 12, 2009

Basis for Exchange

The Series A Preferred Stock was issued at the rate of one (1) whole share of Series A Preferred Stock for each Ten Dollars ($10) of indebtedness or payables surrendered and cancelled in the exchange.

Title and Amount of Securities Exchanged

The kinds of indebtedness and payables, and the number of shares of Series A Preferred Stock issued in exchange, were as follows:

Amount of Debt Cancelled	Title of Debt Cancelled	Number of Shares Issued in Exchange

$2,438,378.08	Secured Indebtedness (Secured Convertible Promissory Note issued to Richard Strain)	243,838

$1,557,658.00	Unsecured Indebtedness (Convertible Promissory Notes)	155,766

$272,000.00	Accounts Payable	27,200

$500,000.00	Accrued Executive Compensation (Thomas Hemingway and Robert Ford)	50,000

Comparison of the Debt Cancelled with the Series A Preferred Stock Issued in Exchange

The indebtedness, including interest, and payables were current liabilities of ours.  All of those debts were delinquent and owing before they were cancelled.  The Series A Preferred Stock does not constitute an obligation to pay money currently.  The holders of the Series A Preferred Stock do not have any redemption rights; provided, however, the holders are entitled to receive the liquidation preference and accrued dividends upon a liquidation or a merger or other change in control.

The indebtedness evidenced by promissory notes bore interest at rates ranging from 6% to 9%, with a weighted average of 6.58%.  The Series A Preferred Stock bears a dividend at the rate of one dollar ($1.00) per share, as adjusted for any stock splits, stock dividends and recapitalization, and shall be payable only when as and if (i) the shares of Series A Preferred Stock are converted into shares of Common Stock; (ii) the shares of Series A Preferred Stock are redeemed by us (any redemption requiring a mutual agreement between us and the holder of the shares being redeemed); or (iii) we liquidate or dissolve.

The secured note would have ranked first in the event we liquidated, and the other indebtedness and payables would have ranked below the secured note and above our Common Stock.  In the case of a liquidation, all of our liabilities would rank senior in right of payment to our Series A Preferred Stock, and our Series A Preferred Stock would rank senior to our Common Stock.

MetroConnect Inc.	- 3 -	March 12, 2009

The cancelled secured note and unsecured notes were convertible at the respective holder's option into shares of our Common Stock.  Approximately $1,460,920 in original principal amount of those notes was convertible into an aggregate of 8,831,967 shares of Common Stock.  The conversion prices of the notes ranged from $0.15 to $3.00 per share, and the weighted average conversion price was approximately $0.39 per share.  The initial conversion price of the Series A Preferred Stock was $1.00 per share of Common Stock, subject to adjustment in certain events.  Therefore, initially each one (1) share of Series A Preferred Stock was convertible into ten (10) shares of Common Stock.  Dividends on the Series A Preferred Stock also are convertible into Common Stock.  The annual one dollar ($1.00) dividend per share of Series A Preferred Stock would be convertible into one (1) share of Common Stock.

Effects of Series A Preferred Stock on Holders of Common Stock

Common Stock Subordinate in Rank as Compared with Preferred Stock.  The Common Stock ranks junior to the Series A Preferred Stock in a liquidation or a merger.  Unless and until the holders of Series A Preferred Stock receive their liquidation preference of ten dollars ($10) per share plus accrued dividends, the holders of Common Stock would not receive any distribution in a liquidation or a merger that constitutes a change in control.

Prohibition of Dividends on Common Stock.  No dividends can be paid on the Common Stock unless holders of two-thirds of the outstanding Series A Preferred Stock consent to the payment of the dividend.

Special Voting Rights.  If we do not raise five million dollars ($5,000,000) of equity by November 30, 2012, the holders of Series A Preferred Stock shall have the right to elect a majority of our Board of Directors.

Also, we are prohibited from engaging in various corporate transactions without the prior approval of holders of a majority of the Series A Preferred Stock.  These prohibited transactions include

Effects of Exchange on Us.  The exchange resulted in immediately reducing our liabilities by approximately $4,768,037, all of which were current liabilities and were in default.  Such defaults had a material adverse effect on our ability to operate our business.

“2.  Revise your disclosure to provide additional disclosure regarding any current plans, proposals or arrangements you may have with respect to the increase in authorized shares.  Otherwise, please state that you have no plans, proposals or arrangements, written or otherwise, at this time.”

As your comment requested, we have revised our preliminary information statement to include the following disclosure on pages 2 and 3:

MetroConnect Inc.	- 4 -	March 12, 2009

Plans and Arrangements with Respect to the Increase in the Authorized Common Stock

We presently cannot issue and have outstanding at one time an amount of Common Stock that exceeds 10,000,000 shares.  Approximately 6,871,181 shares of our Common Stock are already issued and outstanding and the remainder of our authorized Common Stock is currently reserved for issuance upon conversion of Series A Preferred Stock and convertible promissory notes.

Conversion of Preferred Stock.  We need to increase the authorized Common Stock by at least 1,639,221 shares in order to accommodate the conversion of all the outstanding Series A Preferred Stock (not including the conversion of any accrued dividends) and by at least 2,060,339 to accommodate the conversion of all the outstanding convertible promissory notes.  The additional authorized shares of Common Stock will make possible the conversion of all of the outstanding shares of Series A Preferred Stock and convertible promissory notes.

Equity Incentive Plan.  Other than the above specific plans for the additional authorized shares, we have approved no other specific plans, written or otherwise with respect to issuing the additional authorized shares.  Nonetheless, the Board of Directors intends to adopt an equity incentive plan for future issuance as compensation to officers, employees, service providers and non-employee directors.  Under that plan, we anticipate reserving approximately 2,000,000 additional authorized and unissued shares.  The exchange agreement (discussed below) contemplates that we will adopt an equity incentive plan, subject to approval of holders of a majority of shares of Series A Preferred Stock.

Availability of Common Stock for Financings, Acquisition and Compensation.  The Board of Directors may, without further action of the holders of Common Stock, issue or commit shares of Common Stock for any corporate purpose, including without limitation for obtaining equity or debt financing, for acquisitions and for compensation for services.  The issuance of additional shares of Common Stock would dilute the percentage interests of existing security holders.

There are numerous potential reasons and opportunities for issuing Common Stock, and the Board of Directors has approved the increase in the number of authorized shares of Common Stock in order that we will have a sufficient number of authorized and unissued shares of Common Stock in order to be able to capitalize on potential future corporate opportunities, such as conducting additional stock offerings, acquisitions, stock dividends and compensation plans from time to time in the future.  Stock is sometimes issued in order to raise capital.  Stock also can be issued in connection with acquisitions or joint ventures.  Stock is also an important component of compensation and is believed to create an alignment between the interests of our stockholders and the interests of our equity plan participants.  Stock is also occasionally distributed to stockholders as a stock dividend.

Additional authorized Common Stock would be issuable from time to time for any one or more corporate purposes in the discretion of the Board of Directors, at values and times and on terms established by the Board of Directors.  The stockholders' further approval would generally not be required in order to issue the additional shares of Common Stock that will be authorized.

MetroConnect Inc.	- 5 -	March 12, 2009

“3.  We note your disclosure that the availability of additional shares may have an anti-takeover effect.  Please revise your disclosure to address other possible consequences of issuing the newly-authorized shares, including dilution and the impact on the stock price.”

As your comment suggested, we have revised our preliminary information statement to include the following disclosure on pages 3 and 4:

Possible Adverse Consequences to Stockholders

Dilution.  No approval of the holders of Common Stock may be required by the Board of Directors to issue additional the Common Stock being authorized.  In addition, the percentage ownership of the Common Stock of present shareholders will be diminished with each future issuance of additional shares of common stock.  Any additional dilution factor is presently incalculable in that it is not yet determined at what price the securities will be issued by us (publicly or privately) in the future, if issued at all, or for what price they will be exchanged as consideration for an acquisition candidate, if one is found.  Furthermore, since holders of our Common Stock do not have any preemptive rights, our present shareholders risk dilution of the book value per share of their Common Stock should the additional authorized Common Stock be issued by us for a consideration less than our then current book value.  We had a book value deficit of approximately $0.36 per share as of December 31, 2008.

Impact on Stock Price. Additional authorized shares may have adverse effects on the price of our Common Stock.  The potential increase in the number of shares outstanding could cause the market to believe that additional shares will be issued by us at a future time.  Any issuance of stock would lead to an increase of the number of shares available in the market, and the price may decline as a result.

If each of your comments has been appropriately addressed, we would like very much to proceed with filing a definitive information statement.

Best regards,

/s/ Thomas Hemingway
Thomas Hemingway
Chairman, President,
Chief Executive Officer
and Chief Financial Officer